Exhibit 99.1

Mobilicom Limited Secures USD $390,000 Order From Existing US Customer

●	$390,000 repeat purchase order from leading US commercial drone manufacturer to be delivered this calendar year.
●	The purchase order follows customer successful design-win & field trials that incorporated Mobilicom’s smart solutions in their drone design phase. The sale provides a high likelihood of repeat orders
●	Mobilicom is now expanding its presence in the USA, the world’s largest drone market for commercial and defense applications

Shoham, Israel, Sept. 22, 2022 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB) a provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms, announced today that the Company received a USD $390,000 purchase order from a leading US commercial drone manufacturer for its SkyHopper ProV, following a design win completion and customer trials last year. The order will be delivered throughout 2022.

The customer is a leading USA commercial drone manufacturer for the agriculture, infrastructure monitoring, disaster relief and public safety sectors. The SkyHopper ProV is already integrated and proven within the customer’s unmanned systems for long range and non-line of Sight (N-LOS) communication with built-in high-definition video processing capabilities.

Mobilicom CEO Oren Elkayam said, “This purchase order reflects the successful execution of our go to market strategy. Following an initial design win, we have demonstrated the capability of our technology. With commercial drone manufacturers experiencing strong growth, demand for the end-product is driving demand for our technology. As commercial drone use for infrastructure and public safety inspections continue to grow, we expect to secure more repeat. We currently have 38 design wins with leading drone and robotics manufacturers, providing us with a high level of confidence in our products and our ability to secure future orders.

The USA is the largest drone market for both commercial and defense applications. As such, we are increasingly targeting the USA with our field proven cybersecurity, software and hardware, enabling us to leverage our success in the Israeli market, where we are already working with leading global drone and robotics manufacturers on large-scale projects.

Importantly, our technology is highly versatile and can be used for defense, commercial and industrial applications. While the defense sector has been the first and largest drone user, the commercial market provides us with a much larger, long-term opportunity. By 2023, commercial drone use is expected to surpass military applications1, supported by infrastructure monitoring and asset surveillance – key areas Mobilicom is active in - as well as drone delivery, ground robotics, and unmanned teleoperated vehicles.

Our end-to-end strategy is another competitive strength, enabling us to provide customers with selected key drone smart components.”

-ENDS-

About Mobilicom Limited

Mobilicom is an end-to-end provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers smart solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications.

Mobilicom has grown a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages including outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio has been deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

https://www.mobilicom.com/

[1]	Source: Inside Unmanned Systems Publication for the 2023 Statistic Regarding Commercial Drone Use

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Tristan Everett

Media Relations

+61 403 789 096

tristan.everett@marketeye.com.au

Aidan Brooksby

Investor Relations

+61 431 716 947
aidan.brooksby@marketeye.com.au

Oren Elkayam
Mobilicom Ltd
oren.elkayam@mobilicom.com